Exhibit 99.1

IPA Reports Financial Results and Recent Business Highlights for First Quarter Fiscal Year 2024

  Company recorded record quarterly revenue, an increase of 21.3% compared to the same quarter last year.
  Significantly higher net income before taxes when compared to Q1 of last year, a difference of approximately $6 million dollars, another positive back-to-back quarter trend.

VICTORIA, British Columbia--(BUSINESS WIRE)--September 14, 2023--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced financial results for first quarter fiscal year 2024, which ended July 31, 2023.

“We are immensely proud to share that ImmunoPrecise Antibodies has commenced fiscal year 2024 with unparalleled vigor and determination. This quarter, we've not only achieved a record 21.3% surge in our revenue compared to the same period last year but also witnessed our protein manufacturing facility leverage its expanded capabilities, marking an impressive 44.0% growth year over year. Furthermore, our consolidated financial performance, including a significant change in net income before taxes, a difference of approximately $6 million dollars from Q1 of the previous year, and a reduced quarterly burn to $1.6 million Canadian dollars, stands as a testament to our unwavering commitment to excellence and shareholder value”, stated Dr. Jennifer Bath, CEO of IPA.

“The recent induction of esteemed professionals like Chris Buyse, Dr. Barry Springer, and Dirk Witters into our board of directors signifies a renewed era for IPA”, Dr. Bath continued. “Their collective expertise, combined with our management's dedication, will chart a visionary path for the company. Chris Buyse's financial acumen, Dr. Springer's therapeutic antibody expertise, and Dirk Witters' profound knowledge in capital raising and executive leadership, together, promise to amplify our trajectory, ensuring we harness the vast opportunities that lie ahead.

The unwavering support and trust of our shareholders has been instrumental in our journey, and as we turn this new chapter, we remain more committed than ever to innovation, collaboration, and excellence. We are confident that with our current trajectory and the strategic initiatives in focus, the future holds unparalleled promise for IPA and all our stakeholders.”

  IPA announces appointments of Chris Buyse, Dr. Barry Springer, and Dirk Witters to board of directors as of September 5th, 2023.
  Company demonstrates record quarterly revenue, an increase of 21.3% compared to the same quarter last year.
  Significantly higher net income before taxes when compared to Q1 of last year, a difference of approximately $6 million dollars, another positive back-to-back quarter trend.
  IPA demonstrates reduction in quarterly burn to $1.6 million Canadian dollars.
  Manufacturing facility up 44.0% in quarterly revenue compared to same quarter last year.
  IPA seamlessly integrates state-of-the-art lab techniques and proprietary computational methodologies to advance therapeutic lead nomination.
  IPA engages Jefferies Investment Bank.
  Filed an F-3 form with the SEC, allows IPA to register securities for a 'shelf offering'.
  IPA’s subsidiary, BioStrand, unveils use case demonstrating the application of their software in solving the Information Integration Dilemma (IID).
  IPA releases new HYFT-powered in silico humanization platform, aims to disrupt the transgenic animal model market.
  IPA's subsidiary, BioStrand, solves the Information Integration Dilemma (IID) for systems biology.
  IPA’s CEO gives inaugural presentations at Jefferies Healthcare Conference and Nasdaq.

First Quarter Fiscal Year 2024 Financial Summary*

(All comparisons are to the period ended July 31, 2022)

  IPA achieved revenue of $5.7 million during the three months ended July 31, 2023, an increase of 21.3% compared to the three months ended July 31, 2022.
  Gross profit increased 12.7% to $2.8 million for the three months ended July 31, 2023, as compared to the same period last year.
  IPA held cash of $6.8 million as of July 31, 2023.

*Expressed in Canadian dollars, unless otherwise indicated.

Financial Results

Revenue & Gross Profit

IPA achieved revenue of $5.7 million during the three months ended July 31, 2023, a 21.3% increase from the three months ended July 31, 2022. Profit increased 12.7% to $2.8 million from the same period last year.

Research and Development

During the three months ended July 31, 2023, research and development expenses decreased to $0.4 million from $6.2 million during the three months ended July 31, 2022, primarily due to significantly reduced expenditures related to the Company's PolyTope® antibody combination therapy. Research and development expenses for the three months ended July 31, 2023, include $0.3 million in salary costs, including share-based payments (2022 - $0.3 million), and $0.2 million in research expense (2022 - $5.8 million).

Sales and Marketing

Sales and marketing expenses totaled $1.1 million during the three months ended July 31, 2023, compared to $1.0 million during the three months ended July 31, 2022. Expenditures during the three months ended July 31, 2023, include $0.8 million in salary costs, including share-based payments (2022 - $0.7 million), and $0.2 million in advertising cost (2022 - $0.3 million).

General and Administrative

During the three months ended July 31, 2023, general and administrative expenses totaled $4.6 million, an increase of $0.4 million compared to the three months ended July 31, 2022. Notable increases include salary costs of $0.1 million and interest recorded on the Company's leases of $0.1 million.

Liquidity and Capital Resources

As of July 31, 2023, IPA held $6.8 million of cash, as compared to $8.4 million as of April 30, 2023, and had working capital of $9.3 million. During the three months ended July 31, 2023, the cash used in operating activities was $0.7 million. As part of the investing activities, the Company made equipment purchases of $0.1 million, paid deferred acquisition payments of $0.1 million, and sold shares of QVQ Holdings BV for proceeds of $0.1 million. As part of the financing activities, the Company incurred lease repayments of $0.4 million.

Conference Call:

Date: Thursday, September 14, 2023
Time: 10:30 am Eastern time

Participant Info:

Conference ID: 9236374
Participant Toll-Free Dial-In Number: 1 (888) 550-5658
Participant Toll Dial-In Number: 1 (646) 960-0289

Attendee URL: https://events.q4inc.com/attendee/997889510

The conference call will be webcast live and available for replay via a link provided in the Events section of the company’s IR pages at https://www.immunoprecise.com/investors.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements regarding the ability to design and to deliver antibodies to address intracellular targets in a safe and effective manner as well as statements relating to the expected outcome of integrating in silico models and wet-lab experiments. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the targeted antibodies may be very difficult or impractical to design, develop and deliver, that the integration of in silico models and wet-lab experiments may not yield the expected results, as well as those risks discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor contact: investors@immunoprecise.com